THE BLACKSTONE GROUP L.P.

345 Park Avenue

New York, NY 10154

March 8, 2016

VIA EDGAR

Re:	The Blackstone Group L.P.
Registration Statement on Form S-3
File No. 333-209762

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jonathan E. Gottlieb, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), The Blackstone Group L.P. (the “Partnership”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 pm Washington, DC time, on March 10, 2016, or as soon as possible thereafter. In this regard, the Partnership is aware of its obligations under the Securities Act.

The Partnership acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours, The Blackstone Group L.P.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer